EXHIBIT (k)(2)

SERVICING AGREEMENT

SERVICING AGREEMENT, dated as of _________ __, 2010 (this “Agreement”), between Rochdale Alternative Total Return Fund LLC, a Delaware limited liability company (the “Fund”) and Financial Life Services, LLC, a Delaware limited liability company, as servicer (the “Servicer”).

WHEREAS, the Fund desires to purchase and own life insurance policies on the lives of third parties as life settlement investments (the “Investments”),

WHEREAS, the Fund and the Services have entered into that certain Origination Agreement, dated as of even date hereof (the “Origination Agreement”), pursuant to which the Servicer will also provide certain origination services to the Fund; and

WHEREAS, the Fund desires to appoint the Servicer to provide certain services in connection with the maintenance, administration, servicing and tracking of the Investments and to perform certain other services as described herein, and the Servicer desires to accept such appointment, on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing, and for other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

APPOINTMENT OF SERVICER

Section 1.01 Appointment of Financial Life Services, LLC as Servicer.  On the terms and subject to the conditions set forth herein, the Fund hereby appoint the Servicer as Servicer for the purpose of providing the services contemplated by this Agreement (the “Services”) with respect to the Investments, and the Servicer accepts such appointment.  The appointment of the Servicer is subject to the provisions for resignation and termination of the Servicer and the appointment of a successor servicer to replace the Servicer (the “Successor Servicer”) in Article V hereof.

Section 1.02 Term.  This Agreement and the rights and obligations of the parties hereunder shall terminate upon the earlier of (i) the date on which the parties hereto enter into a written agreement to terminate this Agreement, (ii) the date on which this Agreement is terminated pursuant to Article V or (iii) the date on which the Fund no longer owns any of the Investments.

ARTICLE II

COMPENSATION

Section 2.01 Compensation.

(a)
As compensation for providing the Services to the Fund, the Fund shall pay to the Servicer an annual servicing fee (the “Servicing Fee”) in the following amounts: (i) as of January 1, 2011, and January 1, 2012, an amount equal to $5,000 per each Investment then held by the Fund; (ii) as of January 1, 2013, January 1, 2014 and January 1, 2015, an amount equal to $3,000 per each Investment then held by the Fund; and (iii) as of January 1 of each year thereafter, an amount equal to $1,500 per each Investment then held by the Fund.

(b)
In the event the Fund incurs legal fees and expenses in connection with the purchase of an Investment (or pool of Investments) for which the Fund pays an Origination Fee (as defined in the Origination Agreement) to the Servicer pursuant to the Origination Agreement, then: (i) the first $40,000 of such legal fees and expenses shall be borne solely by the Servicer; (ii) the next $75,000 of such legal fees and expenses shall be borne solely by the Fund; and (iii) subject to the Fund’s reasonable approval, the remainder of such legal fees and expenses shall be borne solely by the Fund.

(c)
In the event the Fund incurs legal fees and expenses in connection with the purchase of an Investment (or pool of Investments) for which the Fund does not pay an Origination Fee to the Servicer pursuant to the Origination Agreement, then such legal fees and expenses shall be borne solely by the Fund.

Section 2.02 Entire Compensation; Costs to Maintain Investments.  The Servicer shall not be entitled to any fee, commission, reimbursement or other compensation or income from Fund or any other person for the Services provided under this Agreement, except as expressly set forth herein.

Section 2.03 Subcontracting.  The Servicer may not subcontract for the performance of any Services that the Servicer is to provide hereunder, except as consented to in writing by the Fund, and the Servicer shall remain liable to the Fund with respect to the Services provided by any such subcontractor to the same extent as if the Servicer had provided or failed to provide such Services.  As soon as is reasonably practicable after the execution thereof, the Servicer shall deliver to the Fund any agreements with other parties relating to the performance of Services.  The Servicer shall promptly notify the Fund of any changes in these agreements and any new agreements.

ARTICLE III

SERVICES

Section 3.01 Standard of Performance and Care.  In providing the Services under this Agreement, Servicer shall exercise such standard of care, skill, prudence and diligence as the Servicer applies or would apply with respect to Investments and other financial products relating to life insurance policies held for its own account.

Section 3.02 Administrative Services.  The Servicer shall perform the following administrative services in respect of each of the Investments (the “Administrative Services”):

(a)	maintain a copy of each of the relevant and material documents that comprise the Investments;

(b)
maintain copies of (i) all documents evidencing the transfer, assignment and change of owner and change of beneficiary of each of the Investments and (ii) to the extent delivered to the Servicer, all documents evidencing prior transfers, assignments and change of owner and change of beneficiary of each of the Investments;

(c)
on or about each January 1st and July 1st, commencing January 1, 2011, obtain medical records, life expectancy reports and a mutually agreed, third-party actuarial analysis on each Investment and other financial product relating to life insurance policies in the portfolio;

(d)	monitor insurance premium billings received from and premium payments paid to the insurance companies with respect to each of the Investments;

(e)
based on information provided by the applicable insurance companies, inform the Fund on the amounts due in respect of premium payments, the dates such premium payments are due and the relevant wire transfer instructions, or addresses, to which premium payments should be sent for the Investments;

(f)
following each premium due date, confirm with the applicable insurance company that (i) the premium was received, and (ii) the premium was credited to the correct Investment and provide the Fund with a copy of any written confirmation thereof;

(g)	at least once every calendar year, obtain a policy illustration for each of the investments in order to monitor the cash balance (if any) accrued for each life insurance policy;

(h)
to the extent not included in clauses (a) though (g) above, perform any other services as are (i) reasonably requested by the Fund, its advisor or its other designee, (ii) performed by the Servicer with respect to Investments and other financial products relating to life insurance policies owned by the Servicer or any of its affiliated companies, if any, and (iii) consistent with prudent industry standards; and

(i)	in accordance with its customary servicing procedures, take such steps as are necessary to maintain the ownership interest or security interest created in the Investments in the name of the Fund.

Section 3.03 Tracking Services.  The Servicer shall perform the following services in connection with the tracking of the Investments (the “Tracking Services”):

(a)	maintain records regarding the names, addresses and phone numbers of the individuals insured under the Investments;

(b)
track the life status and contact information of the insureds for the Investments on a semi-annual basis on or about each January 1st and July 1st, commencing January 1, 2011, or up to the maximum extent permitted by applicable state law or regulation if less frequently than semi-annually, by first attempting to contact the primary designee by telephone; if unsuccessful after three attempts, by attempting to contact the insured’s primary physician and/or the alternate designees by telephone; and if none of such telephone inquiries are successful, by making contact by mail.  The tracking process for an insured is considered complete for an applicable period if the Servicer receives confirmation that a specific person (i.e., one of the designees of the insured, the insured’s primary physician or a subcontractor of the Servicer) has had direct verbal or physical contact with the insured within the sixty (60) days prior to such confirmation; and

(c)
if the tracking efforts described in clause (b) above are not successful in confirming the life status and contact information of the insured, the Servicer will perform such additional tracking procedures as it deems appropriate, and in compliance with applicable laws, to determine the life status and contact information of the insured.

Section 3.04 Obtaining Death Certificates.  Within five (5) business days after an officer of the Servicer acquires knowledge of the death of an insured, either through written notice of the death of such insured or otherwise, the Servicer shall notify the Fund in writing.  As promptly as possible thereafter, the Servicer on behalf of the Fund will obtain a copy of the death certificate certified by the applicable governmental agency for such deceased insured (a “Death Certificate”).  The Servicer shall provide a copy of the Death Certificate to the Fund within ten (10) business days after its receipt thereof.  If the Servicer cannot obtain a particular Death Certificate, it shall so inform the Fund in writing and provide information regarding additional steps that may be necessary and an estimate of the costs that may need to be incurred to obtain such Death Certificate so as to permit the Fund to determine what further actions, if any, to take.  The services provided by the Servicer pursuant to this Section 3.04 shall be Tracking Services for all purposes of this Agreement.

Section 3.05 Collection of Death Benefits.  Within ten (10) business days after the Servicer’s receipt of a Death Certificate, the Servicer shall coordinate the completion, preparation and submission of the claim for the death benefit under the applicable’ life policy, and provide the Death Certificate and completed documentation for submission of the claim for the death benefit to the applicable insurance company.  Thereafter, the Servicer shall assist the Fund to obtain such death benefit.

Section 3.06 Turnover of Collections.  If the Servicer or any of its agents or representatives at any time receives any cash, checks or other instruments relating to any outstanding Investment, such recipient shall promptly remit all such cash, checks and instruments, duly endorsed or with duly executed instruments of transfer, to the Fund or at its direction (net of applicable commissions).

Section 3.07 Periodic Reporting by the Servicer; Forwarding of Notices, Etc.

To the extent permitted by applicable law:

(a)
The Servicer shall provide to the Fund or its designee on or prior to the tenth business day of each month a statement substantially in the form of Exhibit A hereto, either on computer diskette or via electronic mail in an accessible file, including, but not limited to (i) a listing of all Investments; (ii) an indication as to whether the Servicer has been notified of the death of the insured during the immediately preceding period; (iii) an estimate of all premiums payable to the insurance companies with respect to the Investments during the period in which such statement is delivered, (iv) the death benefits applied for during the immediately preceding period and a complete reconciliation between the Servicer and the Fund as to all policies and transactions that occurred in the previous month.  The Servicer shall contact the applicable insurance companies on a six-month basis to obtain applicable policy credit rates, cost of insurance and other matters affecting the maintenance of the Investments, and shall update any records it maintains based on such information.

(b)
No later than thirty (30) business days after each anniversary of the issue date of an Investment, the Servicer shall request that the insurance company provide an updated policy illustration for such Investment, which shall be forwarded to the Fund or its designee upon receipt by the Servicer from the respective insurance company,

(c)	The Servicer shall provide promptly any information reasonably available to the Servicer requested by the Fund or its designee.

(d)	The Servicer shall cooperate with the Fund or its designee in connection with any undertaking by the Fund or, its designee to obtain medical underwriting of the insured under any Investment.

(e)
The Fund or its designee shall forward to the Servicer copies of all correspondence, notices or information (including, without limitation, communications concerning changes in premiums and delinquency or lapse notices) concerning any Investment or the related insured or otherwise report such information to the Servicer in written form.

Section 3.08 Maintenance of Information.

(a)
The Servicer shall maintain a database containing the following information relating to the Investments (the “Information”):  (i) current names and name changes occurring after the issuance of Investments or other financial products relating to life insurance policies, current addresses and social security numbers of the insured under the related policy or loan; and (ii) the address, telephone and facsimile numbers and e-mail address of the customer service department of each insurance company and, to the extent available to the Servicer, one or two contact persons affiliated with each insurance company, including the name, title, employer, address, telephone and facsimile numbers, e-mail addresses and other information pertinent to the administration of claims made or to be made with respect to the Investments.

(b)
The Servicer shall, in accordance with commercially reasonable standards, maintain all files and records relating to all the Investments and maintain and implement commercially reasonable administrative and operating procedures.

ARTICLE IV

COVENANTS OF SERVICER

Section 4.01 Inspection.  The Servicer shall permit the Fund (or such other person or entity whom the Fund may designate from time to time), or its representatives, during regular business hours upon reasonable prior notice and in compliance with applicable law (including without limitation the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”)) (a) to examine and make copies of and abstracts from, and to conduct accounting and performance reviews of, all records in the possession or under the control of the Servicer related to any of the Investments, including, without limitation, any documents, data, information or invoices related to the Investments, and (b) to visit the offices and properties of the Servicer for the purpose of examining the materials described in clause (a) above, and to discuss matters relating to any of the Investments or the performance by the Servicer of its obligations hereunder with any officer of the Servicer having knowledge of such matters and with its certified public accountants or other auditors.

Section 4.02 Location of Office.  The Servicer currently maintains its principal place of business, chief executive office and records at 60 Long Ridge Road, Suite 205, Stamford, CT 06902.  The Servicer shall not move its principal place of business, chief executive office and records to another location unless not less than thirty (30) days’ written notice has been provided by the Servicer to the Fund and its designee, such location is within the United States and the address and other contact information for such location shall have been furnished to the Fund.

ARTICLE V

TERMINATION, RESIGNATION AND SUCCESSOR

Section 5.01 Termination by the Fund.  If any of the events described in Section 5.02 or Section 5.03 occurs, subject to Sections 5.06 and 5.07, the Fund may upon ninety (90) days’ prior written notice to the Servicer, terminate all the rights and obligations of the Servicer under this Agreement; provided, however, that the Fund’s rights and obligations and the Servicer’s rights and obligations pursuant to Sections 5.06, 5.07 and 8.01 shall survive the effective date of any such termination.  In the event of a termination under this Section 5.01, the Fund shall arrange for a Successor Servicer to perform the Services under this Agreement.  The effective date of any termination under this Section 5.01 shall be the date a Successor Servicer effectively assumes performance of the Services pursuant to Section 5.06 (the “Successor Servicer Commencement Date”).  Upon such termination, Servicer’s rights to receive the compensation referred to in Section 2.01 shall cease.

The Fund agrees that a termination of this Agreement shall not affect the Servicer’s rights to continue to serve as a life settlement broker of record for the Investments held in the Fund’s portfolio.

Section 5.02 Automatic Termination.  If any of the following events occurs: (a) any proceeding under the federal bankruptcy, insolvency or other applicable federal or state bankruptcy, insolvency or other similar law shall have been commenced relative to the Servicer, and the continuance of any such proceeding unstayed and in effect for a period of sixty (60) consecutive days; (b) a receiver, an assignee or a trustee in a bankruptcy or reorganization, a liquidator, a sequestrator or a similar official shall have been appointed for or taken possession of the Servicer or its property, (c) any other comparable judicial proceedings relative to the Servicer or to its property shall have been commenced, or (d) the Servicer shall have made a general assignment for the benefit of creditors, then, in each case, all the rights and obligations of the Servicer under this Agreement shall terminate (other than the Servicer’s rights and obligations pursuant to Sections 5.06, 5.07 and 8.01, which shall survive such termination), without demand, protest or any notice of any kind, all of which are hereby expressly waived by the Servicer.

Section 5.03 Servicer Default.

(a)	Continuation of any of the following events for fifteen days shall constitute a default under this Agreement (each a “Servicer Default”):

(i)	a breach by the Servicer in any material respect of any covenant, representation or warranty in this Agreement, which breach is not cured within 30 days following notice to Servicer;

(ii)	any gross negligence or willful misconduct with respect to the performance of the Services; and

(iii)	any event or proceeding of a type described in Section 5.02.

(b)
Within ten (10) business days after any officer of the Servicer has knowledge thereof, the Servicer shall deliver to the Fund and its designee written notice of any event or circumstance which constitutes a Servicer Default or would, with the giving of notice or the passage of time or both, become a Servicer Default.

Section 5.04 Fund Default.

(a)	Each of the following events shall constitute defaults under this Agreement:

(i)	any failure by the Fund to perform in any material respect any covenant or agreement of the Fund set forth in this Agreement, which breach is not cured within 30 days following notice to the Fund;

(ii)	any breach by the Fund in any material respect of any representation or warranty in this Agreement; or

(iii)
(A) any proceeding under the federal bankruptcy code or any other applicable federal or state bankruptcy, insolvency or other similar law shall have been commenced relative to the Fund, and the continuance of any such proceeding unstayed and in effect for a period of sixty (60) consecutive days; (B) a receiver, an assignee or a trustee in a bankruptcy or reorganization, a liquidator, a sequestrator or a similar official shall have been appointed for or taken possession of the Fund or its property, (C) any other comparable judicial proceedings relative to the Fund or to its property shall have been commenced, or (D) the Fund shall have made a general assignment for the benefit of creditors.

(b)
Within ten (10) business days after the Fund has knowledge thereof, the Fund shall deliver to the Servicer written notice of any event or circumstance which constitutes a Default or would, with the giving of notice or the passage of time or both, become a Default under subsection (a) of this Section 5.04.

Section 5.05 Resignation of the Servicer.  The Servicer may resign as Servicer by giving written notice to the Fund and its designee of such intention on its part, specifying the date on which its desired resignation shall become effective; provided that (a) such date shall not be earlier than 60 days after the receipt of such notice by the Fund; (b) the Fund shall select and appoint a Successor Servicer to provide the Services under this Agreement within sixty (60) days after the receipt of such notice by the Fund or, if the Fund shall have failed to select and appoint a Successor Servicer within such sixty (60) day period, the Servicer shall arrange for the appointment of a Successor Servicer which shall be a servicer with a good reputation and reasonable experience that is duly licensed as required pursuant to all applicable laws related to the performance of such services; and (c) if the Servicer shall have arranged for the appointment of a Successor Servicer pursuant to clause (b) of this Section 5.05, the Servicer shall obtain the written consent of the Fund to the appointment of any such Successor Servicer, which consent shall not be unreasonably withheld.  Such resignation shall take effect, and the Servicer shall cease to be the Servicer hereunder, on the Successor Servicer Commencement Date, and the Servicer’s right to receive the compensation set forth in Section 2.01 shall cease.

Section 5.06 Appointment of Successor Servicer.  Upon the Servicer’s termination pursuant to Section 5.01, the Servicer’s resignation in accordance with Section 5.05 or the parties’ agreement to terminate this Agreement pursuant to Section 1.02(ii), the Servicer shall continue to perform its functions as Servicer under this Agreement, and shall be entitled to receive (and the Fund shall pay) the requisite portion of the Servicing Fee until the Successor Servicer Commencement Date.

Section 5.07 Transition To Successor Servicer.  Upon the Servicer’s termination pursuant to Sections 5.01 or 5.02, the Servicer’s resignation in accordance with Section 5.05 or the parties’ agreement to terminate this Agreement pursuant to Section 1.02(ii), the Servicer and the Fund shall effect a transition and orderly transfer of servicing responsibilities as set forth herein.  The costs and expenses of the following shall be borne by the Servicer if this Agreement is terminated pursuant to Section 5.01 or pursuant to Section 5.05.  If the parties agree to terminate this Agreement pursuant to Section 1.02(ii), the costs and expenses of the following shall be paid as agreed by the parties in the written agreement to terminate.  To the extent permitted by applicable law (including without limitation HIPAA):

(a)	The Servicer shall take all such action reasonably requested by the Fund and shall reasonably cooperate with the Fund to facilitate the transition of the Services to a Successor Servicer.

(b)
Upon any transfer of responsibility for Tracking Services to a Successor Servicer, the Servicer shall transfer to such Successor Servicer copies of all documentation, data and information relating to the insureds and their designees, or otherwise related to the Investments, as necessary to enable the Successor Servicer to perform the Tracking Services specified in this Agreement.

(c)
At the Fund’s option and written request made not more than sixty (60) business days after any Successor Servicer Commencement Date, the Servicer shall return or transfer to the Fund or a party designated by the Fund all property and information relating to the Investments, including, but not limited to, all files obtained by the Servicer or produced by the Servicer for the benefit of the Fund and all financial and technical information and data.  The Servicer shall promptly deliver all such property and information to the Fund or its designee; provided, however, that the Servicer shall be permitted to make copies of any files as may be required for the Servicer to meet any obligations and responsibilities under applicable law.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

Section 6.01 Representations and Warranties.  Each of the Servicer and the Fund represents and warrants, as to itself, as of the date hereof as follows:

(a)	Organization. It is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

(b)
Due Qualification.  It is duly qualified to do business, in good standing, and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business requires such qualification.

(c)
Power and Authority.  It has the power and authority to execute, deliver and perform its obligations under this Agreement.  The execution, delivery and performance of this Agreement has been duly authorized by it by all necessary action.

(d)
Binding Obligations.  This Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation of it enforceable against it in accordance with its terms, except as such enforceability may be subject to or limited by bankruptcy, insolvency, reorganization, moratorium, liquidation, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights in general and by general principles of equity, regardless of whether such enforceability shall be considered in a proceeding in equity or in law.

(e)
No Conflict or Violation.  The execution, delivery and performance of, and the consummation of the transactions contemplated by, this Agreement do not contravene or cause such party to be in default under (i) its organizational documents, (ii) any contractual restriction with respect to any of its indebtedness or contained in any indenture, loan or credit agreement, lease, mortgage, security agreement, bond, note or other agreement or instrument binding on or affecting such party or its property, or (iii) any law, rule, regulation, order, writ, judgment, award, injunction or decree applicable to, binding on or affecting such party or its property.

(f)
Litigation and Other Proceedings.  There is no action, suit or proceeding in respect of which it has been served or, to the best of its knowledge, which is pending or threatened, in each case, in any court or tribunal, or before any arbitrator of any kind or before or by any governmental authority (i) asserting the invalidity of this Agreement, (ii) seeking to prevent the servicing of any of the Investments or the consummation of any of the transactions contemplated hereby or (iii) seeking any determination or ruling that might materially and adversely affect (A) the performance by it of this Agreement, or (B) the validity or enforceability of this Agreement.

(g)
Governmental Approvals.  It has obtained any and all permits, licenses, approvals, orders and consents of, and made all necessary registrations with, each governmental authority and each other person required in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

ARTICLE VII

INDEMNIFICATION

Section 7.01 Indemnification.  Each of the Fund and the Servicer (each an “Indemnifying Party”) shall indemnify the other, and the other’s successors, assigns, owners controlling persons, officers, employees and agents (each an “Indemnified Person”) from and against any and all damages, losses, claims (whether on account of settlements or otherwise and whether or not the Indemnified Person is a party to any action or proceeding that gives rise to an obligation hereunder), actions, suits, demands, judgments, liabilities (including penalties), obligations, disbursements of any kind or nature and related costs and expenses (including reasonable attorneys’ fees and disbursements) arising out of or as a result of (i) any representation or warranty of the Indemnifying Party having been untrue or incorrect in any material respect when made or deemed to have been made, (ii) any material breach of its obligations hereunder or (iii) any wrongful act or omission in performing its obligations hereunder, provided, however, that nothing herein shall be deemed to protect any Indemnified Person against any liability to which such Indemnified Person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties under this Agreement.  The obligations under this Section 7.01 shall survive the termination of this Agreement or the resignation or removal of the Servicer.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Confidentiality.  The Fund and Servicer will protect and hold in confidence all confidential information received from each other in the course of this Agreement.  Neither party will disclose confidential information to third parties, other than assigns or affiliates of the Fund, without explicit permission from the other.  If any confidential information is disclosed under a legal requirement or demand, then the disclosing party will promptly notify the party whose confidential information may be so disclosed, so that a protective order or other appropriate remedy may be sought.  The disclosing party will not oppose the pursuit or entry of any such order or remedy.

The Fund and the Servicer acknowledge that insurance regulations and other applicable laws and regulations are structured to provide confidentiality to policy owners and insureds with respect to consumer information in connection with ownership’ or sale of their policies, and that brokers, purchasers, the Servicer, the Fund and all of their respective agents and representatives are obligated to keep consumer information confidential in accordance with applicable laws and regulations.  The Fund and the Servicer agree to comply with all applicable laws and regulations with respect to the confidentiality of consumer information; provided, that, any actions taken by the Fund under this Agreement as expressly provided herein shall not violate this Section 8.01.

Section 8.02 Further Assurances.  The Servicer and the Fund each agree to execute and deliver such additional instruments and other documents, and to take all such further actions, as may be necessary or reasonably appropriate to effectuate, carry out and comply with all of the terms of this Agreement and the transactions contemplated hereby.

Section 8.03 Amendments.  No amendment or waiver of any provision of this Agreement, and no consent to any departure therefrom, shall in any event be effective unless the same shall be in writing and signed by the Fund and the Servicer, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which it is given.

Section 8.04 Non-Exclusivity.  The Fund acknowledges and agrees that the Servicer shall have the right to enter into or permit to exist any agreement or arrangement relating to the servicing of life settlement policies and premium finance loans other than with respect to the Fund and the Investments, provided that, (i) the Servicer provides 60 days’ written notice to the Fund of servicing agreements with other parties into which the Servicer intends to enter and (ii) upon receipt of such notice, the Fund provides written consent to such arrangement, which written consent shall not be unreasonably withheld.

Section 8.05 Notices, etc.  All demands, notices and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered at, sent by facsimile to, sent by courier to or mailed by certified or registered mail, return receipt requested, to any party hereto at its address or facsimile number set forth below or at such other address or facsimile number as shall be designated by such party in a written notice to such other party:

If to the Servicer:

Financial Life Services, LLC
60 Long Ridge Road
Suite 205
Stamford, CT 06902
Attn:  Michael Krasnerman
T: (203) 964-1200
F: (203) 964-1600]
E: mk@allsettled.com

If to the Fund:
Rochdale Alternative Total Return Fund LLC
570 Lexington Avenue
New York, New York 10022-6837
Attn: Kurt Hawkesworth
T: (212) 702-3551
F: (212) 702-3545
E: kah@rochdale.com

With copies in each case to:
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110
Attn: Steven M. Giordano, Esq.
T: (617) 951-8205
F: (617) 428-6437
E: steven.giordano@bingham.com

Section 8.06 Binding Effect; Collateral Assignments.  This Agreement shall be binding upon and inure to the benefit of each of the undersigned and their respective successors and permitted assigns.  No party hereto may assign any of its rights and obligations hereunder or any interest herein without the prior written consent of the other party; provided, however, that the Fund may assign any of its rights and obligations hereunder or any interest herein to any purchaser of the Investments, assigns or affiliates of the Fund.

Section 8.07 Governing Law.  This Agreement shall be governed by, and construed in accordance with, the internal law of the State of New York.

Section 8.08 Consent to Jurisdiction.  Each of the Fund and the Servicer, on their own behalf and on behalf of their respective successors and permitted assigns, (i) hereby irrevocably and unconditionally submits to the non-exclusive jurisdiction of the state courts of the State of New York for the purpose of any proceeding relating to or arising out of this Agreement or any agreement referred to herein brought by the Fund or the Servicer, or their respective successors or permitted assigns, and (ii) to the extent permitted by applicable law, hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts, that its property is exempt or immune from execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper, or that this Agreement or any agreement referred to herein may not be enforced in or by such court.  The Fund and the Servicer hereby agree that service of process in any action, suit or proceeding with respect to any matter as to which it submits to jurisdiction herein may be served by mailing a copy thereof by registered or certified mail, postage prepaid, return receipt requested, addressed to a party at its address provided for notices hereunder, such service to become effective seven business days after such mailing.

Section 8.09 Relationship of Parties.  This Agreement sets forth the entire scope of the Servicer’s duties, functions and responsibilities in connection with the transactions contemplated hereby, and no implied duties or functions shall be imposed upon or applicable to the Servicer in connection therewith.  The parties hereto do not intend to create a joint venture or partnership.  No party hereto shall be liable for or bound by any representation, act or omission whatsoever of any other party.

Section 8.10 Execution in Counterparts.  This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile shall constitute delivery of a manually executed counterpart of this Agreement.

Section 8.11 Severability.  The provisions of this Agreement shall be severable.  If any provision hereof is held to be invalid, void or otherwise unenforceable, the remaining provisions shall remain in full force and effect to the fullest extent permitted by law.

Section 8.12 Recourse Against Third Parties.  It is expressly understood and agreed by the parties hereto that (i) this Agreement is entered into by the Fund and the Servicer in the exercise of its corporate or limited liability company powers and authority, (ii) under no circumstances shall any member, manager, shareholder, principal, employee or officer of the Fund or the Servicer be personally liable for and obligations of the Fund or the Servicer under this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ROCHDALE ALTERNATIVE TOTAL RETURN FUND LLC

By: _________________________________________
Name:
Title:

FINANCIAL LIFE SERVICES, LLC

By: _________________________________________
Name:
Title:

Exhibit A

Form of Report to Be Provided by Servicer

(To Be Delivered on the Tenth Business Day of Each -Month)

Financial Life Services, LLC, as Servicer (the “Servicer”), pursuant to the Servicing Agreement, dated as of ______ __, 2010, between Rochdale Alternative Total Return Fund LLC and the Servicer (as may be amended and restated from time to time, the “Agreement”), hereby delivers the following report:

1.	List of all the outstanding Investments identifying name of insured, insurance company, policy number and policy amount.

2.
For each of the Investments in respect of which the anniversary of the issue date occurred during the period to which this report relates, either an updated policy illustration or a copy of a request sent to the insurance companies to obtain such policy illustration (which policy illustration will be provided to the Fund upon receipt from the insurance companies).

3.	An indication as to whether the Servicer has been notified of the death of any insured during the immediately preceding period.

4.	List of any death benefits applied, for in the immediately preceding period.

5.	List and amount of all estimated premiums payable to insurance companies during the current period and during the immediately succeeding period.

6.
List of any information received from the related insurance companies indicating changes to crediting rates, costs of insurance, premiums and other matters that materially affect the maintenance of the Investments.

7.	List of any actions taken by the Servicer, or requests made of the insurance companies by the Servicer, concerning the value, terms and maintenance of the Investments.

8.	List of Investments sold in the prior month with all relevant information pertaining to the sale.

9.	List of medical reviews, life expectancy reports and third-party actuarial analyses for all life settlements in the Fund’s portfolio.

10.
A description of any additional tracking procedures performed by the Servicer in accordance with Section 3.03(c) and any third party costs and expenses incurred by the Servicer in the performance of such additional tracking procedures.